February 24, 2005

Mail Stop 04-09

Scott H. Rechler
President and Chief Executive Officer
Reckson Associates Realty Corp.
225 Broadhollow Road
Melville, New York 11747

Re:	Reckson Associates Realty Corp.
	Amendment No. 1 to Form S-3
	File No. 333-118001
	Filed on February 18, 2005

Dear Mr. Rechler:

	This is to advise you that we have reviewed only that portion of the above Form S-3 registration statement that related to the conversion of units of the Reckson Operating Limited Partnership into shares of Reckson Associates Realty Corp. common stock. We have the following comments.

Prospectus Cover Page, page 1

1. Supplementally, please tell us the date the units of limited partnership interest in the Reckson Operating Limited Partnership were issued to the selling shareholders listed on page 54 of the marked prospectus. Further, please tell us the exemption from registration on which you relied for the issuance of these units and the date these units were first redeemable.


*   *   *

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. Please provide this request at least two business days in advance of the requested effective date.




	If you have any questions, please call Neil Miller at (202)
942-
1851.


							Sincerely,



							Karen J. Garnett
							Assistant Director


cc: 	Edward F. Petrosky, Esq. (via facsimile)
	J. Gerard Cummins, Esq.
	Sidley Austin Brown & Wood LLP

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Reckson Associates Realty Corp.
February 24, 2005
Page 1